Tecogen Announces First Quarter 2022 Results
Revenues of $ 7.4 million, Positive Income from Operations and Net Income

WALTHAM, Mass., May 12, 2022 - Tecogen Inc. (OTCQX:TGEN), a leading manufacturer of clean energy products, reported revenues of $7.4 million and net income of $89 thousand for the quarter ended March 31, 2022 compared to revenues of $6.1 million, an improvement of $1.4 million, and a net profit of $1.8 million in 2021, a decrease of $1.7 million. The positive net income in Q1 2021 was primarily due to the benefit from the CARES Act payroll support programs. The company generated $1.9 million in cash from operations during the quarter and ended the quarter with a cash balance of $5.5 million.
Key Takeaways
Net Income and Earnings Per Share
•Net income in Q1 2022 was $89 thousand compared to $1.8 million in Q1 2021, a decrease of $1.7 million, primarily due to the forgiveness of the PPP loan in Q1 2021. EPS was $0.00/share and $0.07/share in Q1 2022 and Q1 2021, respectively.
Income from Operations
•Income from operations for the three months ended March 31, 2022 was $81 thousand compared to a loss of $139 thousand for the same period in 2021, an increase of $220 thousand. Our increased revenues combined with reduced operating costs resulted in positive income from operations.
Revenues
•Revenues for the quarter ended March 31, 2022 were $7.4 million compared to $6.1 million for the same period in 2021, a 22.8% increase.
◦Product revenue was $3.9 million in Q1 2022 compared to $2.1 million in the same period in 2021, an increase of 85.6%, primarily due to increased cogeneration and chiller unit volume. We continue to see sales into our key market segments including controlled environment agriculture.
◦Services revenue was $2.9 million in Q1 2022 compared to $3.3 million in the same period in 2021, a decline of 11.1%, primarily due to reduced lower margin installation activity. Services contract revenue increased 4.8% to $2.9 million compared to $2.8 million in the first quarter of 2021.
◦Energy Production revenue decreased 11.0%, to $582 thousand in Q1 2022 compared to $653 thousand in the same period in 2021 due to site closures as a result of COVID.

Gross Profit
•Gross profit for the first quarter of 2022 was $3.1 million compared to $3.0 million in the first quarter of 2021. Gross margin reduced to 41.6% in the first quarter compared to 48.7% for the same period in 2021 due to higher material costs reducing product margin from 44.7% to 32.9%. Services margin remained comparable quarter to quarter.

Operating Expenses

•Operating expenses decreased by 2.6% to $3.01 million for the first quarter of 2022 compared to $3.09 million in the same period in 2021 due to reduced external commissions and gains on the disposal of assets and corresponding reversal of the unfavorable contract liability associated with the asset.

Adjusted EBITDA(1) was a positive $154 thousand for the first quarter of 2022 compared to $20 thousand for the first quarter of 2021. (Adjusted EBITDA is defined as net income or loss attributable to Tecogen, adjusted for interest, income taxes, depreciation and amortization, stock-based compensation expense, unrealized gain or loss on equity securities, goodwill impairment charges and other non-cash non-recurring charges or gains including abandonment of intangible assets and the extinguishment of debt. See the table following the Condensed Consolidated Statements of Operations for a reconciliation from net income (loss) to Adjusted EBITDA, as well as important disclosures about the company's use of Adjusted EBITDA).
“We saw a substantial increase in revenues this quarter and were able to produce positive operating income and net income. However we saw a significant increase in cost of goods due to the inflationary environment we presently find ourselves in. We have instituted price increases and continue to execute on our strategy of focusing on clean cooling in our key market segments including controlled environment agriculture. Our Board has formed a special committee headed by our Board member Prof. Ahmed Ghoniem to determine how Tecogen can help reduce the environmental impact of agricultural food products by expanding the use of our systems in the controlled-environment growing segment” commented Benjamin Locke, Tecogen's Chief Executive Officer.

Conference Call Scheduled for May 12, 2022, at 11:00 am ET
Tecogen will host a conference call on May 12, 2022 to discuss the first quarter results beginning at 11:00 am eastern time. To listen to the call please dial (877) 407-7186 within the U.S. and Canada, or (201) 689-8052 from other international locations. Participants should ask to be joined to the Tecogen First Quarter 2022 earnings call. Please begin dialing 10 minutes before the scheduled starting time. The earnings press release will be available on the Company website at www.Tecogen.com in the "News and Events" section under "About Us." The earnings conference call will be webcast live. To view the associated slides, register for and listen to the webcast, go to https://ir.tecogen.com/ir-calendar. Following the call, the recording will be archived for 14 days.
The earnings conference call will be recorded and available for playback one hour after the end of the call. To listen to the playback, dial (877) 660-6853 within the U.S. and Canada, or (201) 612-7415 from other international locations and use Conference Call ID#: 13672659.

About Tecogen
Tecogen Inc. designs, manufactures, sells, installs, and maintains high efficiency, ultra-clean, cogeneration products including engine-driven combined heat and power, air conditioning systems, and high-efficiency water heaters for residential, commercial, recreational and industrial use. The company provides cost effective, environmentally friendly and reliable products for energy production that nearly eliminate criteria pollutants and significantly reduce a customer’s carbon footprint.
In business for over 35 years, Tecogen has shipped more than 3,000 units, supported by an established network of engineering, sales, and service personnel across the United States. For more information, please visit www.tecogen.com or contact us for a free Site Assessment.
Tecogen, InVerde e+, Ilios, Tecochill, Tecopower, Tecofrost, Tecopack and Ultera are registered trademarks of Tecogen Inc.
Forward Looking Statements

This press release and any accompanying documents, contain “forward-looking statements” which may describe strategies, goals, outlooks or other non-historical matters, or projected revenues, income, returns or other financial measures, that may include words such as "believe," "expect," "anticipate," "intend," "plan,"  "estimate," "project," "target," "potential," "will," "should," "could," "likely," or "may" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements.

In addition to those factors described in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and on our Form 8-K, under “Risk Factors”, among the factors that could cause actual results to differ materially from past and projected future results are the following: fluctuations in demand for our products and services, competing technological developments, issues relating to research and development, the availability of incentives, rebates, and tax benefits relating to our products and services, changes in the regulatory environment relating to our products and services, integration of acquired business operations, and the ability to obtain financing on favorable terms to fund existing operations and anticipated growth.

In addition to GAAP financial measures, this press release includes certain non-GAAP financial measures, including adjusted EBITDA which excludes certain expenses as described in the presentation. We use Adjusted EBITDA as an internal measure of business operating performance and believe that the presentation of non-GAAP financial measures provides a meaningful perspective of the underlying operating performance of our current business and enables investors to better understand and evaluate our historical and prospective operating performance by eliminating items that vary from period to period without correlation to our core operating performance and highlights trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures.

Tecogen Media & Investor Relations Contact Information:

Benjamin Locke
P: 781-466-6402
E: Benjamin.Locke@tecogen.com

TECOGEN INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	March 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$5,460,870	$3,614,463
Accounts receivable, net	7,631,611	8,482,286
Employee retention credit	1,276,021	1,276,021
Inventories, net	7,756,737	7,764,989
Unbilled revenue	2,906,931	3,258,189
Prepaid and other current assets	576,787	578,801
Total current assets	25,608,957	24,974,749
Long-term assets:
Property, plant and equipment, net	1,705,974	1,782,944
Right of use assets	1,716,737	1,869,210
Intangible assets, net	1,140,925	1,181,023
Goodwill	2,406,156	2,406,156
Other assets	185,222	148,140
TOTAL ASSETS	$32,763,971	$32,362,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,402,772	3,508,354
Accrued expenses	2,478,523	2,343,728
Deferred revenue	1,446,048	1,957,752
Lease obligations, current	653,176	641,002
Unfavorable contract liability, current	295,065	330,032
Total current liabilities	9,275,584	8,780,868
Long-term liabilities:
Deferred revenue, net of current portion	215,931	208,456
Lease obligations, net of current portion	1,147,982	1,315,275
Unfavorable contract liability, net of current portion	816,690	929,474
Total liabilities	11,456,187	11,234,073

Stockholders’ equity:
Tecogen Inc. shareholders’ equity:
Common stock, $0.001 par value; 100,000,000 shares authorized; 24,850,261 issued and outstanding at March 31, 2022 and December 31, 2021	24,850	24,850
Additional paid-in capital	57,112,566	57,016,859
Accumulated deficit	(35,744,212)	(35,833,621)
Total Tecogen Inc. stockholders’ equity	21,393,204	21,208,088
Non-controlling interest	(85,420)	(79,939)
Total stockholders’ equity	21,307,784	21,128,149
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$32,763,971	$32,362,222

TECOGEN INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues
Products	$3,939,481	$2,122,722
Services	2,917,280	3,281,144
Energy production	581,562	653,295
Total revenues	7,438,323	6,057,161
Cost of sales
Products	2,644,756	1,174,287
Services	1,366,752	1,537,603
Energy production	336,027	394,063
Total cost of sales	4,347,535	3,105,953
Gross profit	3,090,788	2,951,208
Operating expenses
General and administrative	2,473,903	2,453,853
Selling	501,091	510,203
Research and Development	140,135	126,150
Gain on disposition of assets	(33,945)	—
Gain on termination of unfavorable contract liability	(71,375)	—
Total operating expenses	3,009,809	3,090,206
Income (loss) from operations	80,979	(138,998)
Other income (expense)
Other income (expense), net	(14,150)	(1,203)
Interest expense	(828)	(4,640)
Gain on extinguishment of debt	—	1,887,859
Gain on sale of investment securities	—	6,046
Unrealized gain on investment securities	37,497	37,497
Total other income (expense), net	22,519	1,925,559
Income before income taxes	103,498	1,786,561
Provision for state income taxes	3,930	8,058
Consolidated net income	99,568	1,778,503
Income attributable to the non-controlling interest	(10,159)	(11,796)
Net income attributable to Tecogen Inc.	$89,409	$1,766,707

Net income per share - basic	$0.00	$0.07
Net income per share - diluted	$0.00	$0.07
Weighted average shares outstanding - basic	24,850,261	24,850,261
Weighted average shares outstanding - diluted	25,028,616	25,122,271

	Three Months Ended
	March 31, 2022	March 31, 2021
Non-GAAP financial disclosure (1)
Net income attributable to Tecogen Inc.	$89,409	$1,766,707
Interest expense, net	828	5,843
Income taxes	3,930	8,058
Depreciation & amortization, net	107,061	124,066
EBITDA	201,228	1,904,674
Gain on extinguishment of debt	—	(1,887,859)
Gain on disposition of assets	(33,945)	—
Gain on termination of unfavorable contract liability	(71,375)	—
Impairment of intangible asset	—	7,400
Stock based compensation	95,707	39,085
Unrealized gain on investment securities	(37,497)	(37,497)
Gain on sale of investment securities	—	(6,046)
Adjusted EBITDA	$154,118	$19,757

(1) Non-GAAP Financial Measures
In addition to reporting net income, a U.S. generally accepted accounting principle (“GAAP”) measure, this news release contains information about Adjusted EBITDA (net income (loss) attributable to Tecogen Inc adjusted for interest, income taxes, depreciation and amortization, stock-based compensation expense, unrealized gain or loss on investment securities, goodwill impairment charges and other non-cash non-recurring charges including abandonment of certain intangible assets and extinguishment of debt), which is a non-GAAP measure.  The Company believes Adjusted EBITDA allows investors to view its performance in a manner similar to the methods used by management and provides additional insight into its operating results.  Adjusted EBITDA is not calculated through the application of GAAP.  Accordingly, it should not be considered as a substitute for the GAAP measure of net income and, therefore, should not be used in isolation of, but in conjunction with, the GAAP measure.  The use of any non-GAAP measure may produce results that vary from the GAAP measure and may not be comparable to a similarly defined non-GAAP measure used by other companies.

TECOGEN INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Months Ended
	March 31, 2022	March 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$99,568	$1,778,503
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107,061	124,066
Gain on extinguishment of debt	—	(1,887,859)
Stock-based compensation	95,707	39,085
Gain on sale of investment securities	—	(6,046)
Unrealized gain on investment securities	(37,497)	(37,497)
Gain on disposition of assets	(33,945)	—
Gain on termination of unfavorable contract liability	(71,375)	—
Impairment of intangible asset	—	7,400
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	850,674	638,643
Inventory	8,252	326,655
Prepaid assets and other current assets	2,014	17,307
Other assets	152,888	(583,419)
Increase (decrease) in:
Accounts payable	894,418	(799,615)
Accrued expenses and other current liabilities	134,795	153,225
Deferred revenue	(504,229)	(97,937)
Other liabilities	(155,119)	574,447
Net cash provided by operating activities	1,894,471	369,772
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(80,873)	(16,098)
Proceeds from disposition of assets	64,669	—
Proceeds from the sale of investment securities	—	11,637
Purchases of intangible assets	(16,220)	(5,682)
Distributions to non-controlling interest	(15,640)	(18,176)
Net cash used in investing activities	(48,064)	(28,319)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from note payable	—	1,874,269
Net cash provided by financing activities	—	1,874,269
Net increase in cash and cash equivalents	1,846,407	2,215,722
Cash and cash equivalents, beginning of the period	3,614,463	1,490,219
Cash and cash equivalents, end of the period	$5,460,870	$3,705,941